TENTH AMENDMENT

TO

GENERAL AGENT SALES AGREEMENT

TENTH AMENDMENT TO GENERAL AGENT SALES AGREEMENT dated as of November 1, 2013 by and between AXA EQUITABLE LIFE INSURANCE COMPANY (“AXA Equitable”), formerly known as The Equitable Life Assurance Society of the United States, a New York stock life insurance company, having offices at 1290 Avenue of the Americas, New York, New York 10104, and AXA NETWORK, LLC, a Delaware limited liability company having offices at 1290 Avenue of the Americas, New York, New York 10104, and AXA NETWORK OF PUERTO RICO, INC., a Puerto Rico corporation having offices at 1290 Avenue of the Americas, New York, New York 10104 (together, the “General Agent”).

AXA Equitable and the General Agent hereby modify and amend the General Agent Sales Agreement dated as of January 1, 2000 between them (as previously amended, the “Sales Agreement”), as follows:

1. Schedule 3 of Exhibit A of the Sales Agreement is hereby amended and restated in its entirety as more particularly set forth on the restated Schedule 3 of Exhibit A attached hereto to establish the compensation rate payable by AXA Equitable to the General Agent on sales of AXA Equitable’s Investment Edge annuity products from and after the date hereof.

Except as modified and amended hereby, the Sales Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Tenth Amendment to General Agent Sales Agreement to be duly executed and delivered as of the day and year first above written.

AXA EQUITABLE LIFE INSURANCE COMPANY		AXA NETWORK, LLC AXA NETWORK OF PUERTO RICO, INC.
By:		By:
	Anders Malmstrom Senior Executive Director And Chief Financial Officer		Eileen Forrest President and Chief Executive Officer

Exhibit A

Amended and Restated Schedule 3

EFFECTIVE AS OF November 1, 2013

General Agent Compensation

for

Individual Qualified and Non-Qualified Annuity Sales and Servicing

This Amended and Restated Schedule 3 of Exhibit A is effective as of November 1, 2013 and is attached to and made part of the General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company and AXA Network, LLC, et al.

Compensation to the General Agent in connection with the sale and servicing of all annuity contracts other than tax qualified periodic premium annuity contracts will be calculated on a contract by contract and certificate by certificate basis. Compensation paid hereunder will be allocated to commissions and expense allowances as the parties may from time to time agree consistent with the provisions of Section 4228 of the New York State Insurance Law. From and after January 1, 2003 total compensation to the General Agent in respect of the sale and servicing of each such annuity contract or certificate, other than Accumulator Advisor contracts, will be a percentage of the consideration received by AXA Equitable in respect of such contract or certificate as more particularly set forth in the following table:

1. Compensation on Seven Pay SPIA (PHI Code 6551):

Type of Consideration	Percentage
First Policy Year	2.5%

2. Compensation on Investment Edge Annuities:

Type of Consideration	Contribution Based Percentage	Annual Asset Based Percentage
First Policy Year	7.0%	0.45%
Renewal Years	7.0%	0.45%

3. No compensation will be paid to the General Agent in respect of the sale or servicing of Accumulator Advisor contracts.

4. Compensation on all annuity products designated as ADV annuities, regardless of product name (unless otherwise specified in this Schedule):

Type of Consideration	Percentage
First Policy Year	1.8%
Renewal Years	1.8%

5. Commissions on all other individual qualified and non-qualified annuity products:

Type of Consideration	Percentage
First Policy Year	8.5%
Renewal Years	8.5%